LipidViro Tech, Inc.

2120 South 700 East #H183,

Salt Lake City, UT 84106

(801) 583-9900

(801) 583-2565 fax

research@lipidviro.com

Investor Presentation

Developing Therapeutic Drugs
to Treat Cardiovascular Disease
and Processes to Purify Bio-Fluids

LipidViro Tech Inc.
Investor Presentation

LipidViro Tech, Inc. (OTCBB: LVRO) is a development-stage biotechnology company engaged in developing drug products, fluid purification processes, and drug production, monitoring and delivery systems. Utilizing the Company’s proprietary system and technology, LipidViro has developed a unique therapeutic treatment for cardiovascular disease utilizing ozone.

Ozone Background

Ozone has been used worldwide for decades as a medicinal therapy and for water purification of virus and bacteria, for example:

▪        In July 2003 the Metropolitan Water District of Southern California, authorized the use of ozone as the primary disinfectant at all five Metropolitan treatment plants.  These facilities provide drinking water to nearly 18 million people in parts of Los Angeles, Orange, San Diego, Riverside, San Bernardino and Ventura counties.(1) Approximately 330 municipalities across the U.S. utilize ozone to disinfect their drinking water.

▪        Utilizing a related therapy involving ozone, Vasogen, (NASDAQ: VSGN) is presently conducting a 2000 patient Phase III trial for Chronic Heart Failure, and a 500 patient Phase III trial for Peripheral Arterial Disease.(2)

Based on clinical results of published studies, ozone may be considered the preferred treatment for a variety of cardiovascular diseases (L. Tylicki et al.; N. Di Paolo et al.; V. Bocci et al.).(3)

2004 Business Development

LipidViro’s 2004 Milestones identified both a need and a strategy to develop a new, proprietary generation of technology which would allow for the commercial development of ozone as a drug.  During 2004 we accomplished these Milestones by developing, testing and then patenting new equipment and technologies, including:

1.    Drug Production and Delivery System

Problem:  Previous attempts to commercialize ozone for medical treatment failed because no technology could deliver a precise, measured dose of ozone.

Solution:  We developed a proprietary ‘drug production and delivery system’ (the “System”) capable of producing a precise, measured dose of ozone allowing standardized dosing.

(1) http://www.mwdh2o.com/mwdh2o/pages/yourwater/2003%5Freport/protect%5F03.

(2) See appendix

(3) See appendix

2.    Contact Device

Problem: All existing contact devices were either inefficient, required an excessive ozone dose to produce the desired effect or, were constructed from materials that reacted with ozone causing transmission of toxic chemical by-products to the patient.

Solution: We developed a highly efficient, ozone-compatible, gas/fluid mixing device, engineered specifically to function effectively with the System.

3.   Proprietary Protection We developed a strategy to protect both our investment in new technology and products developed from our technology.  Our strategy consists of four separate and distinct layers of protection including:

1st layer – our proprietary System that produces and delivers a precise, measured dose of ozone;

2nd layer – our proprietary Contact Device, used by our System;

3rd layer - Regulatory approval which will specifically require the use of: (1) our proprietary System; and, (2) our proprietary Contact Device;

4th layer – Patent protection covering: (1) our System; (2) our Contact Device; (3)  proprietary methods of providing a precise, measured dose using our System and Contact Device; and (4) methods of treating specific diseases using a precise, measured dose of ozone.

4.   Pre-Clinical Studies After developing our technology, we designed pre-clinical studies to evaluate the System’s accuracy, reliability and ability to deliver reproducible, precise, measured doses of ozone.  These studies also allowed us to identify products for further development.

Products Selected for Development

Based on our pre-clinical research we selected two initial products for commercial development; purification of biological fluids and treatment of PVD and associated conditions.

1. Purification of Biological Fluids

Problem:  Bovine sera are used throughout the biopharmaceutical industry for cell, tissue and organ culture, vaccine development, and hybridoma production.  Many vaccine and drug products utilize bovine sera during their development.  Bovine sera are at risk for contamination and transmission of infectious prion protein, the pathogen responsible for causing Mad Cow Disease (Bovine Spongiform Encephalopathy – BSE).  BSE is responsible for generating a similar fatal brain disease in humans, variant Creutzfeldt-Jakob disease (vCJD). As a result, biopharmaceutical products that utilize bovine sera during production present a risk of transmitting BSE to patients.  We are not aware of any accepted method to effectively inactivate prions in bovine sera.

Solution:  LipidViro’s preclinical work demonstrates in vitro inactivation of different structured viruses including: large and small RNA & DNA viruses; enveloped and non-enveloped virus; and, simple and complex enveloped viruses.  Our early research results also suggest an ability to inactivate prions in contaminated bovine sera preparations.

Market Size:  The U.S. sera market was valued at approximately $1.1 billion dollars in 2004.  Although gamma irradiation is utilized as the present method of viral inactivation, we know of no accepted technology able to inactivate infectious prions in sera.

Time to Revenue:  Assuming our research confirms our ability to inactivate prions in bovine sera thereby preventing transmission of BSE to patients utilizing bovine-sera products, LipidViro will seek strategic partnerships with market-leading sera manufacturers to purify various sera products.  We will seek short term revenues through exclusivity payments, licensing and various grant opportunities.  The partners will be expected to substantially subsidize development costs.

Time to Market:  Upon selection of a strategic partner, we estimate a 24-36 month development cycle for validation studies and subsequent submission for review by the USDA.

      2. Treatment of Peripheral Vascular Disease (PVD)

Problem: PVD is caused by a build-up of fatty material within the blood vessels, (atherosclerosis) which reduces blood flow to extremities, starves tissue of blood, and increases blood pressure.  Common conditions associated with PVD include neuropathy (numbness of extremities), ulcerated wounds and intermittent claudication (pain during exercise).  Diabetes significantly accelerates atherosclerosis, increasing the occurrence and severity of neuropathy, claudication and ulcerated wounds.  As a result, our target population includes diabetics suffering from PVD.

Solution:  More than ten peer-reviewed publications by five different investigators reported significant clinical improvements treating PVD with uncontrolled amounts of ozone.  More than twenty-nine published studies reported non-toxicity.  Clinical improvements include increased blood flow to previously oxygen starved tissue and improvements in PVD-related conditions (neuropathy, claudication, ulcerated wounds).  The studies report statistically significant increases in duration of pain- free exercise and suggest the treatment opens ‘plaque clogged’ blood vessels thereby increasing circulation. These improvements are considered primary ‘markers’ for the successful treatment of PVD.

Market Size:  In 2002 over 15 million patients were diagnosed with PVD and related conditions including neuropathy, ulcerations, lower limb amputation and claudication. The direct costs for treating these diseases during 2002 exceeded $87 billion dollars.

Time to Revenue:

Single Country Treatment Facilities.  Ozone is presently used in poorly measured and unregulated forms by over 5,000 clinicians in Europe.  Upon successful completion of Phase I and Phase II studies, expected within 36 months, we anticipate achieving ‘single country approval’ for limited sales of ozone as a drug.  Single country approval allows us to establish treatment facilities which generate ongoing revenue to support operations until EU and FDA marketing approval are achieved.

Equipment & Disposables Razor/Razor-Blade.

Revenue can also be generated from sales of the Drug Production and Delivery System to the present established base of 5,000+ ozone treatment providers.  System sales generate on-going, repeat disposable revenue from our ‘one-time use’ Contact Device, required for every treatment.

2005 MILESTONES

During 2004 we accomplished all of our stated Milestones as noted herein. Our 2005 Milestones for the development of our initial two products are as follows:

Corporate Development:  Our corporate operations objectives for 2005 include financing operations, establishing corporate governance sufficient to apply for NASDAQ SM cap listing, developing and implementing a public relations strategy to enhance shareholder liquidity and value.

Scientific Agenda:  Our scientific agenda for 2005 includes: site selection and contracting for initial PVD clinical trials; design and initiate PVD clinical trials to produce pilot data; design and initiate Phase I clinical trials for PVD; selection of a strategic partner for sera purification; and initiate validation studies according to USDA guidelines.

Technology Development:  Our technology agenda for 2005 includes: selecting a strategic partner to produce our Drug Production and Delivery System; and selecting a strategic partner to manufacture our Contact Device.

During the first fiscal quarter ’05 we expect to raise $5-7 million dollars which we believe will sufficiently sustain our projected operations through the end of fiscal ’06.  We will attempt to raise additional money from the exercise of the Company’s Class A and B warrants during June of ’06.  If fully exercised, these warrants would raise an additional $28 million.

Forward Looking Statements:  This presentation contains forward-looking statements concerning plans, objectives, goals, strategies, future events or performance, which are not statements of historical fact. The forward-looking statements contained in this release reflect our current beliefs and expectations. Actual results or performance may differ materially from what is expressed in the forward-looking statements. Readers are referred to the documents filed by us with the SEC, specifically reports on Form 10-K and Form 10-Q including risk factors that could cause actual results to differ from forward-looking statements. These reports are available through the SEC's Electronic Data Gathering Analysis and Retrieval system (EDGAR) at www.sec.gov.

APPENDIX

Effects of a novel immune modulation therapy in patients with advanced chronic heart failure: results of a randomized, controlled, phase II trial, Torre-Amione G, Sestier F, Radovancevic B, Young J, J Am Coll Cardiol, 2004 Sep 15;44(6):1181-6.

A randomized, double blind, placebo-controlled study to determine the efficacy of immune modulation therapy in the treatment of patients suffering from peripheral arterial occlusive disease with intermittent claudication, McGrath C, Robb R, Lucas AJ, Stewart AH, Underwood CL, Horridge JK, Lamont PM, Smith FC, Baird RN, Eur J Vasc Endovasc Surg, 2002 May;23(5):381-7.

Effects of VasoCare therapy on the initiation and progression of atherosclerosis, Babaei S, Stewart DJ, Picard P, Monge JC, Atherosclerosis, 2002 May;162(1):45-53.

Ozonized autohemotransfusion improves hemorheological parameters and oxygen delivery to tissues in patients with peripheral occlusive arterial disease. Giunta R, Coppola A, Luongo C, Sammartino A, Guastafierro S, Grassia A, Giunta L, Mascolo L, Tirelli A, Coppola L, Ann Hematol, 2001 Dec;80(12):745-8.

Decrease of blood cholesterol and stimulation of antioxidative response in cardiopathy patients treated with endovenous ozone therapy, Hernandez F, Menendez S, Wong R, Free Radic Biol Med, 1995 Jul;19(1):115-9.

Clinical efficacy of ozonated autohemotherapy in hemodialyzed patients with intermittent claudication: an oxygen-controlled study, Biedunkiewicz B, Tylicki L, Nieweglowski T, Burakowski S, Rutkowski B., Int J Artif Organs, 2004 Jan;27(1):29-34.

Ozonated autohemotherapy in patients on maintenance hemodialysis: influence on lipid profile and endothelium, Tylicki L, Biedunkiewicz B, Nieweglowski T, Chamienia A, Slizien AD, Luty J, Lysiak-Szydlowska W, Rutkowski B, Artif Organs, 2004 Feb;28(2):234-7.

Beneficial clinical effects of ozonated autohemotherapy in chronically dialysed patients with atherosclerotic ischemia of the lower limbs--pilot study, Tylicki L, Niewglowski T, Biedunkiewicz B, Burakowski S, Rutkowski B, Int J Artif Organs, 2001 Feb;24(2):79-82.

Necrotizing fasciitis successfully treated with extracorporeal blood oxygenation and ozonization (EBOO). Di Paolo N, Bocci V, Cappelletti F, Petrini G, Gaggiotti E., Int J Artif Organs, 2002 Dec;25(12):1194-8.

Extracorporeal blood oxygenation and ozonation (EBOO) in man. Preliminary report, Di Paolo N, Bocci V, Garosi G, Borrelli E, Bravi A, Bruci A, Aldinucci C, Capotondo L., Int J Artif Organs, 2000 Feb;23(2):131-41.